Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FOURTH QUARTER 2014 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the fourth quarter 2014 of $33.1 million and operating income of $168.9 million.

•	Generated distributable cash flow of $80.1 million with a coverage ratio of 1.45 for the fourth quarter 2014.

•	Declared an increased distribution for the fourth quarter of $0.5675 per unit, an increase of 3% over the third quarter distribution.

•	Completed the acquisition of a 51% share of the entities that own and operate the West Vela for $900 million on a 100% basis. The acquisition was financed with debt and $238 million in cash for the Company’s 51% equity share.

•	Economic utilization for the fourth quarter of 90%.

Subsequent Events

•	Rune Magnus Lundetrae will step down as Chief Financial Officer of Seadrill Partners with effect from 30 June 2015. Mr Lundetrae has been the Chief Financial Officer of Seadrill Partners since June 2012 and has been instrumental to its development. The Board wishes to thank Mr Lundetrae for his contribution to the development of Seadrill Partners since its inception and wishes him well in his future activities.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues were $369.1 million for the fourth quarter 2014 (the “fourth quarter”) compared to $333.4 million in the third quarter of 2014 (the “third quarter”). The increase in revenues is primarily driven by improved uptime and the acquisition of the West Vela.

Operating income for the quarter was $168.9 million compared to $153.6 million in the preceding quarter. The increase is largely as a result of operational improvements described above and the acquisition of the West Vela on November 4, 2014.

[1]	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling units Seadrill Partners LLC owns: (i) a 58% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn, West Sirius, West Auriga and the West Vela. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

Net income for the quarter was $70.1 million compared to $106.3 million in the previous quarter. This is after the recognition of the loss on derivative instruments of $48.4 million in the fourth quarter as compared to a total net gain of $0.5 million for the third quarter as a result of a decrease in long term interest rates in the fourth quarter. The unrealized non-cash element of these amounts is a $36.4 million loss in the fourth quarter 2014 and a $11.4 million gain for the third quarter 2014.

As a result, net income attributable to Seadrill Partners LLC Members was $33.1 million for the fourth quarter compared to $54.0 million for the previous quarter.

Distributable cash flow2 was $80.1 million for Seadrill Partners’ fourth quarter as compared to $54.9 million for the previous quarter giving a coverage ratio of 1.45x for the fourth quarter. The increase in distributable cash flow is mainly as a result of the acquisition of the West Vela, improved operational performance and lower cash taxes paid. The coverage ratio has also been positively impacted by the limited distribution growth in the fourth quarter.

Distribution for the period was $0.5675 per unit, equivalent to an annual distribution of $2.27, representing a 46% increase from the Company’s minimum quarterly distribution set at its IPO.

[2]	Please see Appendix A for a reconciliation of Distributable Cash Flow to net income, the most directly comparable GAAP financial measure.

Operations

Seadrill Partners currently has an interest in ten rigs in operation. The fleet is comprised of four semi-submersible rigs, three drillships and three tender rigs operating in Canada, the US Gulf of Mexico, Ghana, Nigeria, Angola and Thailand.

Overall economic utilization3 for the fleet was 90% for the fourth quarter. With the exception of downtime on the West Aquarius, as guided in last quarter’s report, the fleet performed well during the fourth quarter, achieving an economic utilization rate of 97% excluding the West Aquarius.

Total operating expenses for the fourth quarter were $211.7 million, compared to $186.8 million in the previous quarter. The increase in operating expenses in primarily driven by the inclusion of the West Vela in the fourth quarter results.

[3]	Economic utilization is calculated as total contract revenue for the period as a proportion of the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Acquisitions

On November 4, 2014, Seadrill Partners completed the acquisition of the entities that own and operate the ultra-deepwater drillship, the West Vela for $900 million on a 100% basis. The West Vela was acquired by Seadrill Capricorn Holdings LLC (51% owned by the Company). Debt funding for the acquisition was $433 million comprised of a secured debt facility originally entered into by Seadrill Limited (“Seadrill”). The Company’s equity portion for its share of the rig acquisition was therefore $238 million funded by the proceeds of the 8 million units September equity offering.

The West Vela is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard to its current customer, BP, in November 2013. The West Vela is expected to carry out operations in the U.S. Gulf of Mexico until the end of its contract in November 2020.

Under the terms of the West Vela contract BP is paying a daily rate of $565,000 plus approximately $44,000 per day as a mobilization fee paid over the term of the contract. Under the terms of the acquisition agreement Capricorn Holdings will pay Seadrill $40,000 per day of dayrate revenue actually received as well as the $44,000 per day mobilization fee. These payments to Seadrill will cease at the end of the current contract. By effectively lowering the dayrate it receives to $525,000 per day the Company has reduced its risk of having to re-contract at a lower dayrate when the contract expires in 6 years time.

Financing and Liquidity

As of December 31, 2014, the Company had cash and cash equivalents, on a consolidated basis, of $242.7 million and two undrawn revolving credit facilities totaling $200 million. One $100 million facility is provided by Seadrill as the lender and the second $100 million facility is provided by a syndicate of banks and secured in connection with the $2.9 billion term loan B facility. Total debt was $3,650.4 million as of December 31, 2014; $581.5 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs.

Net debt as at December 31, 2014 was therefore $3,407.7 million giving a ratio of net debt to annualized adjusted EBITDA4 of 3.5:1.

As of December 31, 2014 the Company had two secured credit facilities, in addition to the term loan B. These facilities expire in 2017 and 2025. Additionally the Company has a $109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15 and a $78.2 million intercompany loan from Seadrill relating to the West Vencedor maturing in June 2015.

Seadrill has agreed to extended the maturity for the West Vencedor loan by three years. The new intercompany loan will be secured by the unit, matures in 2018, has a 10 year amortization profile and will be priced at libor plus 2.5%.

Seadrill Partners will continue to explore refinancing alternatives for the remaining related party debt on the West Vencedor, T-15, T-16, and West Vela.

As of December 31, 2014, Seadrill Partners had interest rate swaps outstanding on principal debt of $3,571 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 98% of debt obligations as of December 31, 2014. The average swapped rate, excluding bank margins, is approximately 2.25%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

[4]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Market

Since the Company’s last quarterly report in November, Brent spot price has dropped by 23%, or US$17.6 per barrel. The market, which was initially challenged by the pace of supply additions and reduced capital expenditure by oil companies, is now also dealing with a more significant reduction in demand. To compound these issues, during the fourth quarter OPEC made clear its intention to focus on market share rather than price. A desire by oil companies to reduce capital expenditures amidst the significant price decline has severely curtailed drilling budgets for at least 2015. Consequently significant additional spare capacity for offshore drilling units is likely to materialize as 2015 progresses.

The offshore drilling market is entering its second year of a downturn, which is shaping up to be more challenging than the first and worse than had previously been expected by the industry. Approximately a quarter of ultra-deepwater floaters will become available in 2015, a third of which are newbuilds that are yet to be delivered. Based on this available capacity, significant delays or cancellation of newbuild projects can be expected. New tendering activity remains subdued as oil companies set their budgets at materially lower levels than seen in recent years. Rig owners are bidding for available work extremely competitively with a focus on utilization over returns, which will likely drive rates down to or below cash breakeven levels.

Seadrill Partners believes it is well positioned with long term contracts, a modern fleet, strong operations and high quality customers. The Company has no ultra-deepwater rigs up for re-contracting before 2017 and only one semi-tender rig, the West Vencedor up for re-contracting in 2015.

The severity of this downturn is forcing the contract drilling industry to make prudent decisions regarding cold stacking and scrapping of older units. This activity is expected to accelerate, likely to levels which have not been seen in two decades. Owners of older, inefficient units face difficult decisions as these units approach periodic classing activities and most seem to be opting not to invest the significant expenditures required, instead choosing to stack or scrap the unit. From a long term perspective, these decisions should ultimately create a more healthy industry as weaker players leave the business and old rigs are retired, leaving Seadrill Partners’ available capacity in 2017 positioned to take advantage of a possible firming of the rig market.

Outlook

2014 was a busy year for Seadrill Partners having completed three acquisitions, three equity offerings, a $2.9 billion term loan financing, and grown distributions by 27.5%. The fleet has now reached ten units with a more staggered contract maturity and stable cash flow profile. The Board is pleased with the progress in 2014 and since IPO, having grown from a four rig company and increased distributions by 46% since 2012.

On November 4, 2014, the Company completed the acquisition of a 51% interest in the drillship West Vela, which has a long-term contract with BP expiring in the fourth quarter of 2020. The Vela acquisition contributed positively to the Company’s operating income and also to a solid distributable cash flow coverage ratio of 1.45x for the fourth quarter. The unit was acquired based on a dayrate of $525,000 although the contracted dayrate is $565,000 in order to reduce the risk of re-pricing the unit at a lower rate in 2020 when the current contract ends. Seadrill Partners will likely explore similar structures when considering further acquisitions from Seadrill Limited.

Average economic utilization for the fourth quarter was 90%. The largest negative impact on this being downtime on the West Aquarius. Taking into account the number of days of down time across the fleet of 10 rigs thus far in the first quarter of 2015 and anticipated downtime for the remainder of the quarter, utilization for the first quarter is currently expected to be similar to average utilization for the fourth quarter.

The Semi-tender rig West Vencedor is now expected to complete its current contract early in the second quarter of 2015. It will then go through the process of demobilisation for which it will receive a fee of approximately $8.5 million. Seadrill Partners is exploring all alternative employment opportunities for the West Vencedor but the loss of the rig’s revenue of $212,000 per day will negatively impact earnings until alternative employment can be found. In the event the rig is cold stacked however, operating costs would be significantly reduced. Seadrill Partners owns a 58% interest in the West Vencedor.

In light of the current environment, Seadrill Partners is encountering and may in the future encounter situations where counterparties request relief to contracted dayrates or seek early contract termination. In the event of early termination for the customer’s convenience, an early termination amount is typically payable to Seadrill Partners, in accordance with the terms of the drilling agreement. While the Company is confident that its contract terms are enforceable, it may be willing to engage in discussions to modify such contracts if there is a commercial agreement that is beneficial to both parties.

Whilst the offshore drilling industry is clearly facing some challenging times, Seadrill Partners, apart from the West Vencedor, has no contract maturities until the second quarter of 2017. It has a contract backlog of $5.6 billion and an average remaining contract term of 3.3 years. Following the agreement to extend the West Vencedor credit facility with Seadrill Limited, the Company has no debt maturities until 2016 and has a net debt to EBITDA ratio, as at December 31, 2014, of 3.5:1. The Company also has a good liquidity position with $243 million in cash as at December 31, 2014 together with $200 million in undrawn revolvers.

Seadrill Partners will continue to evaluate acquisitions, distributions and distribution coverage to manage through the near term challenges in the offshore drilling industry. While Seadrill Partners’ strategy is to grow distributions via accretive acquisitions, given the current near term market outlook acquisitions will also be evaluated with the goals of building distribution coverage and mitigating contract rollover risk.

February 26, 2015

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
(US$ millions)	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$369.1	$333.4	$282.1	$1,302.7	$1,047.1
Reimbursable revenues	11.5	7.0	0.3	39.9	11.4
Other revenues	—	—	—	—	5.8

Total operating revenues	380.6	340.4	282.4	1,342.6	1,064.3

Operating expenses
Vessel and rig operating expenses	117.5	115.4	98.8	425.0	375.2
Amortization of favorable contracts	8.9	5.9	—	14.8	—
Reimbursable expenses	10.7	6.8	0.3	37.9	10.6
Depreciation and amortization	56.5	47.6	37.5	198.7	141.2
General and administrative expenses	18.1	11.1	11.4	51.4	49.6

Total operating expenses	211.7	186.8	148.0	727.8	576.6

Operating income	$168.9	$153.6	$134.4	$614.8	$487.7

Financial items
Interest income	1.0	0.8	2.2	3.7	4.4
Interest expense	(39.4)	(35.3)	(28.7)	(140.9)	(92.2)
(Loss)/gain on derivative financial instruments	(48.4)	0.5	16.1	(124.9)	49.9
Foreign currency exchange loss	(2.0)	(2.0)	(1.4)	(3.3)	(1.2)

Total financial items	(88.8)	(36.0)	(11.8)	(265.4)	(39.1)

Income before income taxes	80.1	117.6	122.6	349.4	448.6

Income taxes	(10.0)	(11.3)	(9.0)	(34.8)	(33.2)

Net income	$70.1	$106.3	$113.6	$314.6	$415.4

Net income attributable to Seadrill Partners LLC members	$33.1	$54.0	$42.0	$138.2	$144.4
Net income attributable to the non-controlling interest	37.0	52.3	71.6	176.4	271.0
Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	44,401	75,278	44,401
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	December 31, 2014	December 31, 2013
(in US$ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	242.7	89.7
Accounts receivables, net	294.5	175.8
Amount due from related party	62.7	248.3
Other current assets	162.0	54.7

Total current assets	761.9	568.5

Non-current assets
Drilling units	5,141.1	3,448.3
Goodwill	3.2	—
Deferred tax assets	16.9	9.8
Other non-current assets	423.4	46.0

Total non-current assets	5,584.6	3,504.1

Total assets	6,346.5	4,072.6

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	76.5	—
Current portion of long-term related party payable	98.0	108.3
Related party revolving credit facility	—	125.9
Trade accounts payable	7.9	9.1
Other related party payables	275.8	292.1
Other current liabilities	227.4	118.7

Total current liabilities	685.6	654.1

Non-current liabilities
Long-term debt	3,227.4	—
Long-term related party payable	248.5	1,826.4
Related party loan notes	—	299.9
Deferred consideration to related party	111.2	—
Other non-current liabilities	29.5	37.6

Total non-current liabilities	3,616.6	2,163.9

Total liabilities	4,302.2	2,818

Members’ capital:
Common unitholders (75,278,250 units issued and outstanding as of December 31, 2014 (December 31, 2013 : 44,400,563))	913.3	280.2
Subordinated unitholders (16,543,350 units issued and outstanding as of December 31, 2014 (December 31, 2013 : 16,543,350))	11.7	18.8
Seadrill member interest	3.2	—

Total members’ capital	928.2	299.0

Non-controlling interest	1,116.1	955.6

Total equity	2,044.3	1,254.6

Total liabilities and equity	6,346.5	4,072.6

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS

Twelve months ended	December 31, 2014	December 31, 2013
(in US$ millions)	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income	314.6	415.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	198.7	141.2
Amortization of deferred loan charges	17.6	7.1
Amortization of mobilization revenue	(21.0)	(31.8)
Amortization of favorable contracts	14.8	0.0
Unrealized loss / (gain) related to derivative financial instruments	99.1	(60.2)
Payment for long term maintenance	(39.1)	(26.5)
Deferred income tax benefit	(8.6)	(9.2)
West Aquarius settlement	—	25.0
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(46.3)	(9.4)
Trade accounts payable	(10.7)	48.6
Related party balances	31.4	56.9
Other assets	9.9	4.7
Other liabilities	42.1	(14.0)
Received mobilization revenues	6.6	16.2

Net cash provided by operating activities	609.1	564.0

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(31.6)	(159.3)
Acquisition of subsidiaries, net of cash acquired	(1,137.7)	—
Purchase of non-controlling interest in Seadrill Operating LP	(373.5)	—

Net cash used in investing activities	(1,542.8)	(159.3)

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS (Continued)

	December 31, 2014	December 31, 2013
(in US$ millions)	Unaudited	Unaudited
Cash Flows from Financing Activities
Net proceeds from long term debt	2,825.4	98.0
Net proceeds from related party debt	—	409.5
Repayments of long term debt	(472.1)	(348.8)
Repayments of related party debt	(1,588.3)	—
Proceeds from revolving credit facility	—	169.6
Repayments of revolving credit facility	(125.9)	(43.7)
Repayments of related party discount notes	(399.9)	—
Cash distributions	(660.2)	(140.9)
Proceeds on issuance of common units, net of fees	937.8	464.8
Proceeds on issuance of equity to related parties	—	106.9
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	570.3	—
Distribution to Seadrill Limited for the acquisition of T-15, T-16, Leo and Sirius	—	(939.2)
Owner’s funding received / (repaid)	—	(112.4)

Net cash provided by / (used in) financing activities	1,087.1	(336.2)

Net increase in cash and cash equivalents	153.4	68.5
Cash and cash equivalents at beginning of the period	89.7	21.2

Cash and cash equivalents at the end of period	243.1	89.7

Supplementary disclosure of cash flow information
Interest paid net of capitalized interest	150.5	92.2
Taxes paid	42.6	35.1

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CHANGES IN MEMBERS’ CAPITAL

(in US$ millions)	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling Interest	Non- Controlling Interest	Total Members’ Capital
Consolidated and Combined Balance at December 31, 2012	$294.1	$3.7	$226.8	$524.6	$899.8	$1,424.4

Movement in invested equity	—	—	(62.3)	(62.3)	(50.1)	(112.4)
Acquisition of dropdown companies from Seadrill	—	—	(831.5)	(831.5)	(962.5)	(1,794.0)
Deemed distribution to Seadrill for the acquisition of dropdown companies	—	—	609.7	609.7	696.9	1,306.6
Allocation of deemed distribution to Seadrill for the acquisition of dropdown companies	(609.7)	—	—	(609.7)	(696.9)	(1,306.6)
Equity contribution from Seadrill to Seadrill Operating LP	—	—	—	—	511.1	511.1
Forgiveness of related party payables	9.9	6.6	—	16.5	24.0	40.5
Common units issued to Seadrill for the acquisition of the T-16	106.9	—	—	106.9	—	106.9
Common units issued to Seadrill and public (net of transaction costs)	464.8	—	—	464.8	—	464.8
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	338.8	338.8
Net income	53.4	33.7	57.3	144.4	271.0	415.4
Cash Distributions	(39.2)	(25.2)	—	(64.4)	(76.5)	(140.9)

Consolidated and Combined Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6

Consolidated and Combined Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6

Purchase of non-controlling interest	(279.6)	—	—	(279.6)	(93.9)	(373.5)
Common units issued to Seadrill and public (net of transaction costs)	937.8	—	—	937.8	—	937.8
Contribution from non-controlling interest	—	—	—	—	571.1	571.1
Net income	102.2	26.8	9.2	138.2	176.3	314.5
Cash Distributions	(127.3)	(33.9)	(6.0)	(167.2)	(493.0)	(660.2)

Consolidated and Combined Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

Adjusted EBITDA and Distributable Cash Flow	Three months ended December 31, 2014	Three months ended September 30, 2014
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	33.1	54.0

Interest income	(1.0)	(0.8)
Interest expense	39.4	35.3
Loss/(gain) on derivative financial instruments	48.4	(0.5)
Depreciation and amortization	56.5	47.6
Foreign currency exchange loss	2.0	2.0
Income taxes	10.0	11.3
Non-controlling interest [1]	37.0	52.3

EBITDA	225.4	201.2

Adjustment for amortization of mobilization revenue, mobilization revenue received and amortization of favorable contracts	16.4	7.2

Adjusted EBITDA	241.8	208.4

Cash interest income	2.0	1.6
Cash interest expense (including interest rate swap settlement amounts)	(47.3)	(43.9)
Cash tax paid	(7.0)	(13.3)
Estimated maintenance and replacement capital expenditure [2]	(39.1)	(38.3)

Cash flow available for distribution	150.4	114.5

Cash flow attributable to non-controlling interest	(70.3)	(59.6)

Distributable cash flow	80.1	54.9

Distribution declared	55.3	53.4
Coverage ratio	1.45x	1.03x

1 The non-controlling interest comprises (i) the 42% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. The non-controlling interest existed either from the IPO closing date or from the date of acquisition of entities that own and operate the drilling unit. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

2 Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure. Annualized means the figure for the quarter multiplied by four. Annualized amounts are not indicative of historic or future performance.

Net income to Adjusted EBITDA	Three months ended December 31, 2014	Three months ended September 30, 2014
(in US$ millions)	Unaudited	Unaudited
Net income	70.1	106.3
Depreciation & Amortization	56.5	47.6
Net financial expenses	88.8	36
Tax	10	11.3
Amortization of mobilization revenue and expenses and favorable contracts	16.4	7.2

Adjusted EBITDA	241.8	208.4

Annualized Adjusted EBITDA	967.2	833.6